                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003
                       Commission File Number: __________


                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                          Form 20-F_____ Form 40-F_X_

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted only to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes_____ No_X_


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

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                                      INDEX


                              Table of Contents


SIGNATURES
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EXHIBIT INDEX
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99.1 UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2003.
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This Current Report on Form 6-K, dated May 29, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                                                                            Page

                                   SIGNATURES

      Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    KINROSS GOLD CORPORATION


                                                    Signed:/SHELLEY M. RILEY
                                                            ----------------
                                                            Corporate Secretary


May 29, 2003.